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EXHIBIT 11.0
CSP, INC. AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
For the three month periods ended November 29,1996
 and December 1,1995
(Dollars in thousands)
(Unaudited)
                                   /-For the three months ended-/
                                       November     December 1,
                                         29,
                                         1996           1995
NET INCOME PER COMMON SHARE-(PRIMARY)

Net income (loss)                              $8           $218

Average common shares outstanding           2,686          2,795

Reported net income per common share        $0.00          $0.08


NET INCOME PER COMMON SHARE-(FULL DILUTION)

Net income (loss)                              $8           $218

Average common shares outstanding           2,686          2,795

Net income per common share-(Full
    Dilution)                               $0.00          $0.08

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